UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08027364

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HIGH SECURITIES, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1853 WILLIAM PENN WAY
(No. and Street)

LANCASTER (City) PA (State) 17605-0008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DERRY YOUNG 717-299-5284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEARD MILLER COMPANY LLP
(Name – *if individual, state last, first, middle name*)

SUITE 301, 1869 CHARTER LANE (Address) LANCASTER (City) PA (State) 17601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/14/08

OATH OR AFFIRMATION

I, DERRY YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HIGH SECURITIES, LTD., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Dawn M. Kline, Notary Public
East Lampeter Twp., Lancaster County
My Commission Expires Feb. 11, 2011
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

bmc

Independent Auditor's Report

To the Board of Directors of
High Securities, Ltd.

We have audited the accompanying balance sheets of High Securities, Ltd. (a Pennsylvania S-Corporation) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to the Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Securities, Ltd. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Beard Miller Company LLP
Lancaster, Pennsylvania
February 7, 2008

High Securities, Ltd.

Balance Sheets
December 31, 2007 and 2006

	2007	2006
Assets		
Current Assets		
Cash and cash equivalents	$ 80,241	$ 110,718
Accounts receivable	-	1,330
Prepaid expenses	2,142	2,258
Total Assets	$ 82,383	$ 114,306
Liabilities and Stockholder's Equity		
Liabilities	$ -	$ -
Stockholder's Equity		
Common stock, $.01 par value - 10,400 shares authorized and issued	104	104
Paid-in capital	114,001	114,001
Retained earnings (deficit)	(5,327)	26,596
Less - cost of treasury stock (3,016 shares)	(26,395)	(26,395)
Total Stockholder's Equity	82,383	114,306
Total Liabilities and Stockholder's Equity	$ 82,383	$ 114,306

See notes to financial statements.

END